

Mail Stop 3561

June 20, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Jeffrey D. Pribor
Chief Financial Officer
General Maritime Corporation
299 Park Avenue
New York, New York 10171

      Re: **General Maritime Corporation**
              Form 10-K for the year ended December 31, 2007
              File No. 001-16531

Dear Mr. Pribor:

We have reviewed your above-referenced filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Jeffrey D. Pribor
General Maritime Corporation
June 20, 2008
Page 2

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis

Dividend Policy, page 39

1. We note you paid a total of $17.12 per share in dividends during the year ended December 31, 2007. Since the covenants of your amended credit facility only allows for annual dividends of $2.00 per share and a special dividend of $15 per share to be paid by December 31, 2007, it may appear to some readers of your financial statements that you exceeded the amount of allowed dividends for 2007. However, we note that your total 2007 dividends of $17.12 included a $0.62 per share dividend with respect to the fourth quarter of 2006 that was paid during March of 2007. Therefore, in order to avoid any potential confusion, we suggest you revise the summary of dividends presented on page 39 to (i) show the per share amount of each quarterly dividend, (ii) show the special, one-time dividend of $15.00 per share as a separate line item, and (iii) show the total amount of dividends declared and paid during each year, which amounts should agree with the amounts shown in your Selected Consolidated Financial and Other Data on page 29.

2005 Credit Facility, page 40

2. We note that, in connection with the February 16, 2007 amendment to your credit facility, you agreed to a new covenant whereby you will not permit your net debt to EBITDA ratio to be greater than 5.5 to 1 on the last day of any fiscal quarter. However, it is unclear whether or not the EBITDA used in calculating this limitation of your permitted borrowings is the same EBITDA that you present in your Selected Consolidated Financial and Other Data on page 29. Please tell us whether or not EBITDA is used consistently throughout your filing and, if not, consider adding disclosure to clearly explain and reconcile any differences.

3. You state here and in Note 9 to your financial statements that you are in compliance, in all material respects, with all of the financial covenants of your amended credit facility. Please explain to us why you qualified your disclosure regarding compliance with a reference to materiality. In this regard, we note you made no such qualification in your 2006 Form 10-K.

4. In the last sentence of the last paragraph on page 40, there appears to be a typographical error. Based on the amount your outstanding borrowings and letters of credit at December 31, 2007, it appears you were permitted to borrow an additional $327.5 million under your credit facility at that date. However, in this regard, it is unclear whether or not this entire amount may be borrowed in light of the new covenant that restricts your net debt to EBITDA ratio to be no greater than 5.5 to 1 on

the last day of any fiscal quarter. Based on your 2007 EBITDA of approximately $117.3 million, as shown on page 29, you would only be able to incur total borrowings of 5.5 times such amount, or approximately $645 million, which would only allow for $80 million of additional borrowings (excluding the effect of letters of credit and unrestricted cash balances) at December 31, 2007. Please revise, as appropriate, to clearly disclose the amount available for borrowings under your credit facility and discuss the adequacy of such amount to support your operations and fund any planned vessel acquisitions, capital improvements and drydocking expenditures.

Tabular Disclosure of Contractual Obligations and Commercial Commitments, page 44

5. We note the disclosure on page 41 that none of the $565 million outstanding under your credit facility is due until 2012. However, in the table on page 44, amounts are shown in the years 2008 to 2011, which amounts appear to be estimated interest payments on your credit facility. In order to support the disclosure on page 41, we suggest you show estimated interest payments as a separate line item in the table on page 44.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief